FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 28, 2006 announcing that Registrant has been selected by Empresa Nicaragüense de Telecomunicaciones (Enitel) to provide a SkyEdge broadband satellite hub station and VSAT terminals.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 24, 2006

Gilat provides multi-service satellite broadband network with GSM backhauling solution to Nicaragua’s largest telecom operator

New SkyEdge system brings latest mobile voice, data and Internet services to customers throughout Nicaragua and Latin America

Petah Tikva, Israel, August 24, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), today announced that it has been selected by Empresa Nicaragüense de Telecomunicaciones (Enitel) to provide a SkyEdge broadband satellite hub station and VSAT terminals.

Enitel will be able to use the new SkyEdge system to provide Nicaraguan and Latin American customers with a bundle of services, including Internet access, rural telephony, GSM trunking, fax and prepaid telephony.

SkyAbis is an integral part of the SkyEdge multi-service platform and uses dynamic bandwidth allocation with high space-segment efficiency for GSM backhaul. SkyAbis enables telecom operators to deploy a hybrid network that extends the reach of their terrestrial and cellular infrastructure to remote communities and provide voice and data services where voice coverage was previously unavailable. This unified system presents a low total cost of ownership solution and expands telecom operators’ offerings by providing satellite backhaul services to mobile operators.

Enitel is Nicaragua’s largest telecommunications operator. Since 2001, Enitel has deployed Gilat VSAT equipment at hundreds of sites to serve residential and corporate customers.

Erez Antebi, CEO for Gilat Network Systems (GNS) a business unit of Gilat Satellite Networks said, “This agreement demonstrates Enitel’s confidence in Gilat and SkyEdge’s ability to support the very latest broadband voice and data applications for a large number of users, regardless of their geographic location. As we continue our successful relationship with Enitel, we look forward to helping them maintain their strong reputation for service and selection.”

Gilat’s SkyEdge is a satellite communications platform that delivers high-end voice, data and video services over a single, powerful system. It represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Enitel

Enitel is Nicaragua’s largest telecommunications operator and has a 100% digital network with approximately 350,000 fixed telephony lines in operation.  Enitel is capable of providing high-speed data and Internet services to both consumers and businesses.  Enitel also provides mobile telephony services (with GSM technology) covering the national territory and serving more than one million users.  Enitel is constantly evaluating and adopting technologies that will enable it to offer multiple communications services with single access.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com